SCHEDULE C

Transactions in Securities

Transactions by Stilwell Value Partners VII, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Security($)	Total Purchase or Sale Price($)
Sale of 7.00% Subordinated Convertible Notes due 2031(1)	09/30/25	$11,725	(1)	53,734.60
Sale of 7.00% Subordinated Convertible Notes due 2031(2)	11/13/25	$2,000,000	(2)	6,403,672.00

Transactions by Stilwell Activist Investments, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Security($)	Total Purchase or Sale Price($)
Disposition of Series D Cumulative Preferred Stock(3)	11/05/25	500	42.34	21,170.00
Acquisition of Common Stock(4)	11/05/25	6,682	3.17	21,181.94

Transactions by Stilwell Associates, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Security($)	Total Purchase or Sale Price($)
Purchase of 7.00% Subordinated Convertible Notes due 2031(5)	11/13/25	$312,500	(5)	1,000,000.00

(1) The Notes, which are defined and described in Item 6 of the Thirty-Seventh Amendment, were, at such time, convertible into shares of Common Stock at a conversion price of $4.907490 per share (5.094256 common shares for each $25.00 of principal amount of the Notes being converted) in accordance with the terms of the Indenture. These Notes were sold at a price of $114.5727 per $25.00 of the aggregate principal amount.

(2) The Notes, which are defined and described in Item 6 of the Thirty-Seventh Amendment, are convertible into shares of Common Stock at a conversion price of $1.742315 per share (14.348723 common shares for each $25.00 of principal amount of the Notes being converted) in accordance with the terms of the Indenture. These Notes were sold at a price of $80.0459 per $25.00 of the aggregate principal amount.

(3) Disposition was a result of the redemption of Series D Preferred Stock, which was settled in shares of Common Stock at a redemption price of approximately $42.34 per share of Series D Preferred Stock ($25.00 per share plus the amount of all accrued but unpaid dividends to and including the redemption date).

(4) Represents shares of Common Stock that were acquired as a result of settling redemption requests for the Series D Preferred Stock in shares of Common Stock. The redemption price for each share of Series D Preferred Stock was approximately $42.34 ($25.00 per share plus the amount of all accrued but unpaid dividends to and including the redemption date). The number of shares of Common Stock issued upon redemption of Series D Preferred Stock was based on a Common Stock price of approximately $3.17, which was the volume weighted average of the closing sales price, as reported on the Nasdaq Capital Market, per share of Common Stock for the ten consecutive trading days immediately preceding, but not including, the redemption date.

(5) The Notes, which are defined and described in Item 6 of the Thirty-Seventh Amendment, are convertible into shares of Common Stock at a conversion price of $1.742315 per share (14.348723 common shares for each $25.00 of principal amount of the Notes being converted) in accordance with the terms of the Indenture. The Notes were purchased at a price of $80.00 per $25.00 of the aggregate principal amount.